One Plexus Way
Neenah, WI 54957

May 13, 2016
VIA EDGAR
Mr. Craig D. Wilson
Sr. Asst. Chief Accountant
Office of Information Technologies and Services
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Plexus Corp.
Form 10-K for the fiscal year ended October 3, 2015
Commission File No. 001-14423

Dear Mr. Wilson:
This letter responds to the comments made by Commission Staff in your letter, dated April 25, 2016, addressed to me as the Senior Vice President and Chief Financial Officer of Plexus Corp., relating to Plexus’ Form 10-K for the fiscal year ended October 3, 2015. We previously discussed with Juan Migone, and confirmed in writing, that our response would be provided no later than May 23, 2016.
All responses are cross-referenced to the numbered comments in your letter in the order presented. In addition, we have included the text of the comments from your letter. In responding to your letter, we use the terms “we,” “our,” “Plexus,” or “the Company” to refer to Plexus Corp. generally, not specifically to any individuals in particular.
On behalf of Plexus, and as requested in your letter, we acknowledge that:

•	Plexus is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Plexus may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Craig D. Wilson
May 13, 2016

Form 10-K for the Fiscal Year Ended October 3, 2015
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Comment 1:
“While cost of sales is the largest expense line item in your consolidated statement of operations, your discussion and analysis of cost of sales is limited to the context of gross profit and operating income. In this regard, please tell us what consideration you gave to supplementing your disclosure with a discussion and analysis of costs of sales and its components on a stand-alone basis. Specifically, tell us what consideration you gave to including separate quantification and discussion of material changes in significant components of cost of sales.”
Response 1:
We appreciate the Staff's comments aimed at enhancing our MD&A disclosures. We strive to continuously improve our disclosures by ensuring our MD&A is transparent and provides investors with insights into the company as seen through the eyes of management. We believe that our key financial performance indicators are net sales, gross profit and operating income. As a result, our discussion within the results of operations section in the 2015 Form 10-K, and in our Form 10-Q filings, focuses on these metrics.
As a result of using a cost plus markup pricing arrangement with our customers, changes in costs typically result in corresponding changes in price, which generally results in an immaterial impact on gross profit. In instances when a fluctuation in cost of sales materially impacts gross profit, one of our key metrics, a discussion and separate quantification of the change is included within our MD&A disclosures.
Such was the case with the explanation of the change in gross profit included in the MD&A section of our fiscal 2015 Form 10-K which stated, on page 27, “the largest driver of the decrease in gross profit percentage from fiscal 2014 to fiscal 2015 was a lower net parts contribution margin and lower labor contribution margin, offset by lower fixed costs as a percentage of sales.” In our filings, we also disclose, if and when material, other significant cost factors that may impact gross profit, including manufacturing efficiencies, changes in fixed manufacturing costs and/or new program costs.
Our cost of sales is comprised primarily of material and component costs, labor costs, and overhead. Approximately 90 percent of our total cost of sales is variable in nature and fluctuates with sales volumes. Of this amount, over 87 percent of the variable costs are related to material and component costs. For the twelve months ended October 3, 2015, cost of sales increased 12.2 percent while net sales increased 11.6 percent, as compared to the twelve months ended September 27, 2014.
The increase in cost of sales as compared to the net sales increase in fiscal 2015 was primarily due to increased salary and wages expense in a Defense/Security/Aerospace focus factory resulting from additional direct and fixed labor resources in our cost structure to improve quality and delivery for some of our Defense/Security/Aerospace customers. Direct labor costs increased by $1.8 million in fiscal 2015 due in large part to the employee mix shifting from temporary to permanent labor resources. In fiscal 2015 we also incurred an additional $1.7 million in consulting fees to bring

Mr. Craig D. Wilson
May 13, 2016

temporary, experienced quality inspectors in to enhance our manufacturing processes. Finally, an additional $4.5 million of fixed labor resources were added throughout fiscal 2015 to provide support for manufacturing and quality of the more complex assemblies and processes in the sector.
We acknowledge the Staff's comment and, therefore, we will enhance, when appropriate, our MD&A disclosures to include more detail in future filings to provide additional insight into the composition and potential variability of our cost of sales.
Comment 2:
“You indicate that, “the largest driver of the decrease in gross margin percentage from fiscal 2014 to fiscal 2015 was a lower net parts contribution margin and lower labor contribution margin, offset by lower fixed costs as a percentage of sales”. In this regard, please tell us what consideration you gave to quantifying the impact of the items that you highlighted, as well as the reason for the decrease in such items. In addition, tell us how you considered disclosure of any associated known trends that you reasonably expect will have a material favorable or unfavorable impact on operating income. For guidance, refer to Section III.B of SEC Release No. 33-8350 and Item 303(a)(3)(ii) of Regulation S-K.”
Response 2:
We design and manufacture products to our customers’ specifications, many of which are highly complex and custom in nature. Our customers range from large multinational companies to smaller emerging technology companies. During fiscal 2015, we served approximately 140 customers, providing hundreds of different product offerings. We generally do not obtain firm, long-term purchase commitments from our customers, and frequently do not have visibility as to their future demand. Customers also modify forecasts, change engineering or other service requirements, change production quantities, delay production or revise their forecasts for a number of reasons that are beyond our control.
The short-term nature of our customers’ commitments and the possibility of rapid changes in demand for their products reduce our ability to accurately estimate their future requirements. Moreover, since our margins vary across customers and specific programs, a reduction in demand with higher margin customers or programs can have a more significant adverse effect on our operating results.
The lower net parts contribution margin and lower labor contribution margin in fiscal 2015 as compared to fiscal 2014 resulted in a lower net parts contribution margin and labor contribution margin of $11.7 million and $2.0 million, respectively, which were the result of a shift in customer mix to customers with lower margin programs. The shift in net sales mix towards a higher percentage of part sales as a percentage of total sales resulted in the remaining decrease in net sales. Decreased fixed costs as a percentage of net sales primarily resulted from better leveraged fixed costs.
Technology products can quickly become obsolete, and our customers’ demand for current and new products changes frequently based on end-market demand. As such, the products we manufacture can change frequently and we do not believe quantifying the impact of changes in our net parts contribution margin or labor contribution margin provide meaningful value to our investors.

Mr. Craig D. Wilson
May 13, 2016

Management will, however, strive to enhance its qualitative and quantitative (if feasible) discussion of these drivers and other key trends in future filings, similar to the preceding paragraph to the extent we believe it will enhance our investor’s ability to analyze our results.
The nature of our business model and industry make it difficult to predict future trends; consequently, we have historically not been in a position to discuss known trends within our MD&A. Trends may arise from time to time but are typically short term in nature, difficult to predict and constantly evolving with changes in customer end-market demand. We highlight this effect on our business in the Risk Factors section of our 2015 From 10-K, specifically within the Risk Factors titled, “Our net sales and operating results may vary significantly from period to period,” and, “Our customers do not make long-term commitments and may cancel or change their production requirements.” We believe these Risk Factors adequately describe the inherent variability in net sales (and consequently gross margin) as a result of our industry and business model.
Income Taxes, page 28
Comment 3:
“Reference is made to Note 6 - Income Taxes, on page 52, where we note you have generated $139, $106, and $93 million in foreign pre-tax earnings for the 2015, 2014, and 2013 fiscal years, respectively. The disproportionate magnitude of your non-AMER revenues in Note 11 on page 60 to non-AMER pre-tax earnings and related foreign tax rate effects appear to require expanded MD&A disclosures as to how income tax planning has historically impacted or is reasonably likely to impact future results of operations and financial position. We would expect that disclosure should explain in separate detail the foreign effective income tax rates by jurisdiction and their importance in understanding AMER and non-AMER contributions to your results of operations. Tell us how you would consider revising MD&A to explain the foregoing issues in future filings. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release No. 33-8350.”
Response 3:
As disclosed in our Form 10-K, our effective income tax rate is impacted by our mix of earnings among the various jurisdictions in which we operate, not by any historical income tax planning strategies. We explain that in certain jurisdictions our tax rate is significantly less than the applicable statutory tax rate as a result of a tax holiday. The jurisdiction from which we currently earn the majority of our foreign income is Malaysia, which currently operates under a tax holiday, as disclosed in the, “Changes in tax laws, potential tax disputes, negative or unforeseen tax consequences and/or further developments affecting our deferred tax assets could adversely affect our results,” Risk Factor on page 14 of our 2015 Form 10-K.

We also discuss in Note 6 - Income Taxes, the impact that earnings in these specific jurisdictions have on the Company’s effective tax rate. This disclosure includes the quantification of the effect of the tax holiday on the tax expense and earnings per share on page 54. Finally, in Note 6 - Income Taxes, we discuss the effect of the lower income tax rates in foreign jurisdictions on our effective rate calculation and explain the difference as being primarily due to the geographic distribution of worldwide earnings, which includes the reduced effective tax rate due to the benefit of the tax holiday in Malaysia.

Mr. Craig D. Wilson
May 13, 2016

The Company acknowledges the Staff’s comments and will consider enhancing our MD&A disclosure in future filings to include the aforementioned detail included in Note 6 - Income Taxes and the, “Changes in tax laws, potential tax disputes, negative or unforeseen tax consequences and/or further developments affecting our deferred tax assets could adversely affect our results,” Risk Factor of our 2015 Form 10-K.
Comment 4:
“We note your presentation of income tax (benefit) expense, as adjusted and effective annual tax rate, as adjusted on page 28. You indicate that you believe that “the non-GAAP presentation of income tax expense (benefit) and effective annual tax rate excluding the impact of the valuation allowance provides additional insight over the competitive reporting periods”. In this regard, please tell us and revise your disclosures in future filings to discuss the reasons why these measures provide additional insight to investors that is useful in their assessment of competitive periods. In addition, provide similar disclosures with regard to net income, as adjusted, on page 29. For guidance, refer to Item 10(e)(1)(i)(c) of Regulation S-K.”
Response 4:
In future filings, whenever the Company provides a non-GAAP financial measure it will endeavor to more clearly explain why such measures are useful to investors. For example, within our Form 10-Q we disclose earnings per share, as adjusted to exclude the impact of restructuring charges. Based on the Staff’s comment, in future filings the table’s footnote will be revised as follows:

The Company believes the non-GAAP presentation of diluted earnings per share, as adjusted provides additional insight to investors regarding the Company's performance over the comparative reporting periods by eliminating restructuring charges, which are unrelated to operations in those periods. In addition, the Company believes that diluted earnings per share, as adjusted enhances investors' ability to analyze the Company's operational performance.

The table referenced by the Staff was included in our disclosures to assist the reader in understanding how the valuation allowance impacts our effective tax rate and net income. Prior to our fiscal 2012 Form 10-K a valuation allowance on the deferred tax assets in the US was not recorded. Due to the significance of this additional valuation allowance recorded, and to help reconcile our results in a manner that would be more comparable to companies without such allowances, the tables were provided to display what the normalized effective tax rate would have been. As the impact of the U.S. valuation allowance has been included in our effective tax rate since fiscal 2012 and in all periods presented, we will remove this table from future filings.
Reportable segments, page 30
Comment 5:
“With regard to your discussion of operating results for the America’s segment, you indicate that continued investments in your new manufacturing facilities as well as costs related to production

Mr. Craig D. Wilson
May 13, 2016

process constraints in a focus factory for your defense/security/aerospace sector had a material impact on your results. In this regard, in future filings please quantify the impact of the items you identify as having a material impact on your results. In addition, consider revising your future filings and clarify the following for us:

•
How a continued investment in your new manufacturing facilities impacted operating income negatively. For example, consider disclosing whether the additional costs is related to depreciation, the addition of more personnel or one time charges or repairs, as such disclosures appear necessary in ascertaining the likelihood that past performance is indicative of future performance.

•	The nature of and reason for the production process constraint in a factory and quantify the additional costs.”
Response 5:
When preparing our filings, we consider the guidance in Item 303(a)(3) of Regulation S-K and Section III.B of SEC Release 33-8350. This guidance requires management to provide information that is material to assist in understanding the business, including the results of operations and trends. Based on the Staff’s comments, in future filings we will quantify, when practicable, the impact of items we identify as having a material impact on our results, similar to the expanded information provided below.
As a result of our facility in Guadalajara, Mexico having been placed in service in the fourth quarter of fiscal 2014, increases of $1.9 million and $0.6 million in depreciation expense and repairs and maintenance expense, respectively, were incurred in fiscal 2015 as compared to the prior year. In addition, operating income was negatively affected relative to fiscal 2014 by increased fixed costs associated with the Guadalajara expansion. Further, headcount increased as compared to the prior year to support the increased manufacturing space available at the Guadalajara facility, which resulted in a $3.9 million increase in salary, wages and other personnel expenses.
As discussed in Response 1, during fiscal 2015 we added direct and fixed labor resources to our cost structure to improve quality and delivery for some of our Defense/Security/Aerospace customers (refer to Response 1 for further detail). We do not expect to incur any additional incremental costs related to that initiative.
Comment 6:
“You indicate that your Asia-Pacific reportable segment was impacted by favorable changes in customer mix and supply chain productivity. In this regard, please revise future filings to quantify each of these items and to clarify the nature of changes in customer mix. In addition, please discuss the nature of and changes in customer mix. In addition, please discuss the nature of the changes in supply chain productivity and how this impacted your results, including whether or not such changes are sustainable. For guidance, refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.B.4 of SEC Release No. 33-8350.”

Mr. Craig D. Wilson
May 13, 2016

Response 6:
The Company acknowledges the Staff’s comment and, in future filings, we will enhance our disclosure to include the items mentioned by the Staff to the extent material and practicable. As indicated in Response 1, based on the cost plus markup pricing arrangements with our customers, changes in costs typically result in corresponding changes in price, which generally result in an immaterial impact on gross profit and, consequently, operating income. Therefore, in assessing the change in operating income our main focus is on fluctuations in revenue.
Comment 7:
“You indicate that the Europe, Middle East and Africa segment was impacted by an increase in net sales and increased profitability for engineering related services. In this regard, please tell us and revise future filings to discuss the underlying reasons for the increase in profitability related to your engineering services. Also, as requested with the changes in your supply chain productivity related to the Asia-Pacific segment, tell us and consider revising your filing to discuss the sustainability of the profitability related to your engineering services or whether such changes relate to one-time items. For guidance, refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.4 of SEC Release No. 33-8350.”
Response 7:
The increase in our EMEA engineering services profitability was predominately driven by three programs awarded in late fiscal 2014, which were completed during fiscal 2015. In addition, during fiscal 2015 we received $0.7 million in research and development tax credits that under the pre-existing tax law we could not receive a benefit from in the prior year.
While the tax credits are expected to continue, revenue is the largest driver of engineering services profitability. Although we have recurring engineering engagements with some of our customers, predicting future engineering services revenue with any degree of accuracy is not practical because our customers are not obligated to procure these services from us and as a result of the short-term nature of specific engineering services projects, which typically last less than one year.
The Company will consider and, to the extent material and, practicable, disclose in future filings, the underlying reasons for changes in profitability due to engineering services and the sustainability of such changes.
Comment 8: Liquidity and Capital Resources, page 31
“Based on your contractual obligations table, on page 34, it appears that you have a significant amount of debt maturing during 2018. In this regard, we note that 86.2% of your cash is held overseas. Therefore, please clarify for us how you plan on satisfying your maturing debt obligations. In addition, tell us how you considered maturing debt obligations in your determination that foreign earnings are permanently reinvested. For guidance, refer to Section IV of SEC Release No. 33-8350.”

Mr. Craig D. Wilson
May 13, 2016

Response 8:
We believe we have a number of options to satisfy the upcoming maturity of the $175.0 million principal amount of our 5.20% Senior Notes, due on June 15, 2018 (the “Notes”), our debt service requirements, and our operating and working capital requirements. In addition to using cash generated from U.S. operations and availability under our current credit facility, we also believe we have the ability to enter into new unsecured financing and access capital markets to satisfy these needs.
During fiscal 2014, Plexus renegotiated its existing credit agreement, extending the term an additional two years from 2017 to 2019. Under the current credit facility we have access to a $265 million revolver, plus an additional $70 million incremental borrowing capacity available upon bank approval. Our credit rating remains strong and we believe the ability to amend and extend our credit facility is another potential option that may be available to the Company to satisfy the Notes.
To support the indefinite investment of undistributed earnings for the fiscal year ended October 3, 2015, and therefore the absence of a deferred tax liability in accordance with ASC 740-30-25-17 and 18, a number of factors were assessed, including:

•
Based on existing cash balances and access to existing credit facilities, we do not require earnings of foreign subsidiaries to finance our U.S.-based operations. If a cash requirement occurs in the U.S. for unforeseen reasons, we have sufficient access to credit facilities with a range of third party U.S. based lenders to fund such operations as well as access to capital markets. We expect the U.S. based operations will generate sufficient cash flow and maintain its current access to credit.

•
Our legal entity structure allows our foreign subsidiaries to lend additional cash to other foreign subsidiaries without U.S. tax consequences. Consequently, the excess cash, if any, generated by certain foreign operations can and will be used to fund further investments in certain foreign jurisdictions as foreign operations continue to grow.

•
Many of our significant business growth and development opportunities are outside the U.S. We continually assess growth opportunities outside the U.S., both organic and acquisitive, which would likely be funded by utilizing existing foreign cash balances.

•
Historically, Plexus has not repatriated funds by way of a taxable dividend of undistributed earnings of its foreign subsidiaries. Plexus continues its policy to permanently reinvest its foreign subsidiaries’ cash to support growth opportunities outside the U.S.

We continue to monitor the amount of our foreign cash and our overall liquidity position and projections. In future filings, should we consider that repatriation of cash and cash equivalents held by our foreign subsidiaries may be necessary, and if tax imposed on any contemplated repatriation is expected to have a significant impact on the Company's financial results or total liquidity, we will provide additional disclosures, including MD&A and risk factor disclosure if appropriate, regarding such impact.

Mr. Craig D. Wilson
May 13, 2016

Notes to Consolidated Financial Statements, page 43
Comment 9: Note 6, Income Taxes, page 52
“We note that the effective income tax rate table, on page 53, and the deferred tax asset table, on page 54, include an “other” line item. Please tell us the amount and nature of the items, if any, netted within the “other” line items included in each table.”
Response 9:
During fiscal 2015, "Other'' items included in the effective tax rate reconciliation consisted of numerous rate differentials primarily comprised of U.S. state return to provision adjustments ($1.5 million or -1.4 percent), U.S. impact from foreign disregarded entities ($1.3 million or -1.2 percent), and U.S. state deferred tax inventory adjustments ($1.1 million or -1.0 percent). Income from continuing operations before taxes for fiscal 2015 was $106.3 million, which requires separate disclosure for items greater than $1.9 million pursuant to Rule 4-08(h) of Regulation S-X.
Based on the results, in fiscal 2015, no individual items exceeded the threshold for separate disclosure in the effective tax rate reconciliation and we believe we appropriately presented all items in the "Other'' category.
During fiscal 2014, "Other'' items included in the effective tax rate reconciliation consisted of numerous rate differentials primarily comprised of settlement of U.S. tax examinations ($3.8 million or -4.1 percent), U.S. impact from foreign disregarded entities ($1.7 million or -1.8 percent), and U.S. state return to provision adjustments ($1.2 million or -1.3 percent). Income from continuing operations before taxes for fiscal 2014 was $93.3 million, which requires separate disclosure for items greater than $1.6 million pursuant to Rule 4-08(h) of Regulation S-X.
The Company separately disclosed that the settlement of U.S. tax examinations was included within the “Other” line of the rate reconciliation table in fiscal 2014. Within the text of the footnote we provided both the dollar and percentage impact of the settlement. This item is not one the Company encounters on a recurring basis and therefore we believed it was best presented within the body of the footnote. The impact from foreign disregarded entities was in excess of the separate disclosure limit by less than $0.1 million. The impact of the foreign disregarded entities has historically been under the separate disclosure threshold. With the amount of this item being essentially at the disclosure limit the Company reported it as a component of the “Other” line. In future filings we will disclose such amounts separately if and when required.
During fiscal 2013, "Other'' items included in the effective tax rate reconciliation consisted of numerous rate differentials primarily comprised of U.S. impact from foreign disregarded entities ($1.3 million or -1.5 percent), and U.S. federal deferred tax inventory adjustments ($1.0 million or -1.2 percent). Income from continuing operations before taxes for fiscal 2013 was $85.0 million, which requires separate disclosure for items greater than $1.6 million pursuant to Rule 4-08(h) of Regulation S-X.

Based on the results, in fiscal 2013, no individual items exceeded the threshold for separate disclosure in the effective tax rate reconciliation and we appropriately presented all items in the "Other'' category.

Mr. Craig D. Wilson
May 13, 2016

As of October 3, 2015, “Other” items in the deferred tax asset table included $3.7 million of deferred tax assets and consisted of a collection of numerous items primarily comprised of foreign currency impacts ($1.1 million), warranty reserves ($1.0 million) and other foreign entities reserves ($1.0 million). As all items individually were less than 1.5% of total gross deferred tax assets ($76.4 million), no further disclosure was deemed necessary.
As of September 27, 2014, “Other” items in the deferred tax asset table included $3.2 million of deferred tax assets and consisted of a collection of numerous items primarily comprised of warranty reserves ($1.3 million) and other foreign entities reserves ($0.8 million). As all items individually were less than 2.6% of total gross deferred tax assets ($50.6 million), no further disclosure was deemed necessary.
Comment 10: Note 11. Reportable Segments, Geographic Information and Major Customers, page 60
“Please tell us what consideration you gave to presenting revenues by Product Realization Value Stream and Aftermarket services as contemplated by the entity-wide disclosures in ASC 280-10-50-40. In particular, it appears that this information may be necessary in understanding the type of products and services you provide and the impact such have on your overall operating results.”
Response 10:
As noted in the Business Overview section of our 2015 Form 10-K, we deliver optimized product realization solutions that carry our customers' products from concept to end of life. Tailoring our Product Realization Value Stream to each customer, product and program, we provide unique solutions designed to meet the needs of each of our customers in varying situations. As our partnerships grow and mature, we aim to engage our customers in full utilization of our Product Realization Value Stream (conceptualize, design, commercialize, manufacture, fulfill, sustain). In addition, we sustain our customers' products by providing a range of Aftermarket Services, including complex repair, refurbishment and product support for products the Company manufactures. We also provide customized solutions for products we did not manufacture.
As noted in Response 2, we design and manufacture products to our customers’ specifications, many of which are highly complex and custom in nature. Technology products can quickly become obsolete, and our customers’ demand for current and new products changes frequently based on end-market demand.
While our Product Realization Value Stream is part of our go to market strategy, it does not align with how we systematically track our business results. We provide engineering services, manufacturing services, and Aftermarket Services to many overlapping customers, and as such revenue is tracked at a customer, service and site level. Due to the customized nature of our product offerings and the fact that we do not track revenue in line with our Product Realization Value Stream, presenting revenue from customers for each service or each group of similar services is not practicable with any sufficient degree of accuracy.

Mr. Craig D. Wilson
May 13, 2016

Additionally, net sales from engineering and design services, as well as Aftermarket services, individually and in aggregate, were less than five percent of total sales in fiscal 2015, 2014, and 2013. As such, the Company has determined net sales related to these services are not required to be disclosed under ASC 280-10-50-40.

In future filings, the Company will continue to evaluate the amount of revenue derived from engineering and design services, as well as Aftermarket Services, and will provide disclosures required as necessary.

* * *
We trust that you will find this letter responsive to your comments. Please feel free to contact me at (920) 725-7139 or Angelo M. Ninivaggi, Plexus’ Senior Vice President, Chief Administrative Officer, General Counsel and Secretary, at (920) 751-3524, if you have any questions or need further information.

Very truly yours,

PLEXUS CORP.

By:	/s/ Patrick J. Jermain
Patrick J. Jermain
Senior Vice President and
Chief Financial Officer

cc:	Mr. Dean A. Foate
Angelo M. Ninivaggi, Esq.
Kenneth V. Hallett, Esq
Ryan S. Lovitz, Esq.